UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 12, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ＿   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ＿   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ＿   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED: EMPLOYMENT CONTRACT OF THE CHIEF EXECUTIVE OFFICER**

13 July 2018



76 Rahima Moosa, Newtown 2001
PO Box 62117, Marshalltown 2107, South Africa
Tel: +27 (0) 11 637 6000
Fax: +27 (0) 11 637 6624
Website: www.anglogoldashanti.com

Strictly Confidential

Mr K Dushnisky
c/o 76 Rahima Moosa Street
Newtown
2001

> *Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.*

Dear Kelvin,

Employment with AngloGold Ashanti Limited

I have pleasure in offering you a position with AngloGold Ashanti Limited, "the Company".

This letter, together with the attached annexures, will form the basis of your agreement of service with AngloGold Ashanti.

1. Position and place of work

You will be employed in the role of **Corporate General Manager** in the capacity of Chief Executive Officer at the Company's Corporate Office, situated at 76 Rahima Moosa Street, Newtown, Johannesburg. AngloGold Ashanti is an international Company and you may be requested to relocate to any of its operations.

2. Commencement Date

This agreement of employment will become effective from 1 September 2018, "the Commencement Date", subject to successfully obtaining a South African work permit.

Your employment will continue indefinitely unless terminated in terms of the provisions of this agreement.

3. Employment duties

During your employment you will:

- Carry out all such reasonable or lawful duties and instructions as are from time to time assigned to you in a proper and diligent manner;
- Comply with all lawful and reasonable instructions given to you by the Company;
- Be loyal to the Company and promote the business and reputation of AngloGold Ashanti;
- Respect the dignity of other employees;
- Observe confidentiality including any dealings with customers, fellow employees and third parties;
- And be honest in your dealings with the Company, its customers and its suppliers.

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) R Gasant AH Garner (American) DL Hodgson
NP January-Bardill MJ Kirkwood (British) MDC Richter (American/Panamanian) RJ Ruston (Australian)
Group General Counsel and Company Secretary: ME Sanz Perez



4. Working hours

You will be required to work a minimum of 42 hours a week. You may be required to work additional hours, as are necessary to properly and effectively perform the duties and responsibilities of the position.

Due to the nature of our business, and the requirements of the job, you may be expected to work overtime and/or Saturdays, Sundays or public holidays.

5. Remuneration and Benefits

All remuneration and benefits terms are set out in the Term Sheet attached to this Agreement.

6. Council / Sectoral Determination

AngloGold Ashanti is part of the Minerals Council of South Africa that normally establishes the basic conditions of employment for employees in a sector or specific area. Due to your level within the organisation, your remuneration and benefits will not be negotiated through this council.

7. Rules, Policies and Procedures

AngloGold Ashanti has developed rules, policies and procedures. These may change from time to time in AngloGold Ashanti's sole discretion. You will be required to familiarise yourself with the terms of, and perform your role and discharge your duties with integrity in accordance with, applicable laws and regulations, AngloGold Ashanti rules, policies and procedures and Code of Business Principles and Ethics. Please contact the Human Resources Department to obtain a copy of any specific policy, procedure or Code of Business Principles and Ethics or alternatively, you may make reference to the Company's intranet/HR portal.

8. Personal data

The Company maintains an employment file relating to your employment and/or contract for services. You consent to the Company and other AGA companies processing data held in your employment file for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the AGA data protection policy) relating to you.

The Company may need to make data from your file available to other AGA companies and service providers, regulatory authorities, potential or future employers, governmental organisations and potential purchasers of the Company or the business in which you work.

AGA is a global company and may need to transfer some information from your employment file outside your country of employment. You give your consent to the transfer of data from your employment file to a regional AGA company in another country.

The Company shall process your personal data in accordance with all applicable data privacy laws and the AGA data protection policy both during and following termination of your engagement with the Company.

You confirm that you have read and understood the AGA data protection policy, a copy of which is available on the intranet.



9.   Other Employment

Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of AngloGold Ashanti.

10.   Previous Employment

Any employment with a previous employer will not count towards service with AngloGold Ashanti, unless that period is specifically recognised by AngloGold Ashanti and stated as such in this offer of employment.

If you would like clarity on any of these terms and conditions, please contact the Human Resources Department for further details.

This letter supersedes all previous contracts with other AngloGold Ashanti companies.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department.

Yours sincerely,

Sipho M Pityana
Chairman of the Board

Acceptance: _____   Date: _____
                      Kelvin Dushnisky



Term Sheet

Mr Kelvin Dushnisky

Please be advised that your total salary of USD 1,300,000 is denominated in USD and is split into an onshore portion (60%), payable in South Africa, and an offshore portion (40%) payable outside of South Africa, in accordance with the work performed within and outside of South Africa. Please see separate offshore contract for details of your offshore pay.

1.   **Basic salary (Onshore portion)**

Your onshore salary will be USD 780,000 per annum. This salary will be paid to you on a monthly basis in twelve equal payments of USD 65,000 and will be converted to ZAR as at the exchange rate on the date of upload to payroll. All payments will be subject to any statutory deductions, including PAYE, as per the South African tax legislation. Salaries are reviewed on an annual basis and your next salary review will be in January 2020, aligned to the United States CPI. Any adjustment to your salary will be dependent on a range of factors that may vary from time to time, which will be determined in AngloGold Ashanti's sole discretion. Consequently, there should be no presumption or expectation of an increase.

2.   **Incentive schemes**

You will be eligible to participate in the Company incentive scheme, namely the Deferred Share Plan (comprising Annual Cash Bonus and Deferred Share Awards), subject to the rules of the scheme. As this scheme is discretionary, the Company may vary the terms and conditions from time to time. Payments and awards in terms of this scheme are normally made in February / March of each year.

You will be eligible to participate on a pro-rated basis (for both the cash and share portion of the DSP).

3.   **Sign-on bonus**

You will receive a sign-on cash bonus of USD 800,000 (eight hundred thousand dollars), before tax, upon your engagement. This will be payable in your offshore account, subject to South African Reserve Bank approval. Should you leave the employment of the Company within 24 months as a result of voluntary resignation or dismissal with cause, you will be liable to refund AngloGold Ashanti the pro-rated gross value.

4.   **Sign-on award**

You will receive AngloGold Ashanti cash and shares to the value of USD 4,200,000. The cash portion (USD 1,400,000) will be payable in two tranches, both of which will be payable to your offshore account, subject to South African Reserve Bank approval. USD 400,000 will be payable in January 2019, and USD 1,000,000 will be payable in January 2020.

Shares will be awarded to you on joining the Company and will vest according to the below dates. The number of shares to be allocated to you has been calculated using the 5-day VWAP of the JSE AGA share price as well as the 5-day USD/ZAR exchange rate prior to 1 September 2018.



Vesting date	Value of Shares (USD)	Value of Shares (ZAR) [1]	Number of AGA shares [2]
January 2019	1,400,000	20,188,000	175,877
January 2020	700,000	10,094,000	87,939
January 2021	700,000	10,094,000	87,939
TOTAL	2,800,000	40,376,000	351,755

[1] Exchange rate 5-day USD/ZAR exchange rate prior to 1 September 2018: 1 USD: 14.42 ZAR
[2] JSE 5-day VWAP prior to 1 September 2018: 114.7845

5. Minimum Shareholding Requirements

As a **Corporate General Manager** in the capacity of Chief Executive Officer, you will be subject to a minimum shareholding requirement (MSR) which will be applied as follows:

i)   Within three years from your start date you are required to accumulate a MSR of AngloGold Ashanti shares to the value of 100% of your net annual base pay; and

ii) At the end of six years your MSR of AngloGold Ashanti shares must be to the value of 200% of your net annual base pay salary.

6. Leave

Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days' leave each leave cycle.

The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, where after they will be automatically encashed on an annual basis at the end of December each year.

For each consecutive three years' (36 consecutive months') employment with AngloGold Ashanti, you shall be entitled to 30 days paid sick leave. However, during the first 6 months of employment, you shall only be entitled to 1 day's sick leave for every 26 days worked. Sick leave may not be accumulated and you shall not be paid in lieu of or in respect of untaken sick leave.

The balance of your leave entitlements shall be regulated by the provisions of the Basic Conditions of Employment Act, 1997.

7. Annual Travel

You and your spouse will qualify for four business class ticket each to Canada, per annum. Your two dependents will be eligible for one business class ticket each per annum. The full cost of this benefit, including taxes will be borne by the Company. During your relocation period (9 months), you and your spouse will qualify for one business class ticket each per month.

8. Health Care

You will be entitled to BUPA medical cover, and will receive benefits subject to the rules of the scheme and the contribution rates applicable from time to time.

The onus is on yourself as the executive to advise the Company of any change in status relevant to your medical aid membership.



9. **AngloGold Ashanti International Pension Fund Membership**

You will be required to join the AngloGold Ashanti International Pension Fund subject to the rules of the scheme and Canadian tax laws. The Company contributes 24.75% of your total annual base pay to the fund.

10. **Risk benefits**

You will be entitled to participate in the Group Life Benefit which will pay out a multiple of three times your annual salary subject to medical underwriting and the applicable insurance caps that may be in place. This benefit will be paid to your nominated beneficiaries in the event of your death.

The disability benefit will pay a multiple of three times your annual base pay salary subject to medical underwriting and the applicable insurance caps in the event of permanent and total disability.

The benefit will be subject to the rules of the scheme in place from time to time and the caps will be communicated annually.

11. **Group Personal Accident Insurance**

AngloGold Ashanti has an insurance policy that provides you with 24-hour cover in the event that an accident results in your death or disability. The death benefit is equal to three times total annual base pay salary and depending on the percentage of disability, the maximum disability benefit is also equal to three times annual base pay salary. Related medical expenses incurred as a result of an accident may also be paid up to a maximum of R 500,000.00, should your medical aid fail to cover the cost.

This policy is subject to certain terms, conditions and exclusions, and a copy can be obtained from your Human Resources Manager, if required.

12. **Relocation assistance**

You will be provided with relocation assistance including relocation of all household goods, as well as a once off relocation allowance equivalent to one-month base pay – USD 108,333.33 (paid in ZAR and converted to ZAR as at the exchange rate on the date of upload to Payroll). This will be grossed up for tax purposes.

13. **Housing allowance**

You will be provided with a housing allowance capped at ZAR 140,000 per month subject to PAYE, to assist you with finding suitable accommodation. This will cease after an 18-month period.

14. **Deloitte tax services**

The Company will pay for Deloitte tax services to provide assistance in completion of tax returns. The Company will also pay for reasonable accounting and legal costs associated with your relocation.



15. **Transfer and Repatriation**

    Should your employment in South Africa be terminated for reasons other than dismissal with cause, the company will pay for business class flights back to Canada. The company will also pay for the cost of 1 x 40-foot container on your return to Canada.

16. **Retirement date**

    Your employment shall automatically terminate at the end of the month in which you reach the retirement age of 60, or at the discretion of the Board.

17. **Unemployment Insurance Fund**

    You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable salary, up to a maximum contribution of R 1,784.64 per annum. This will be deducted from your salary on a monthly basis.

18. **Termination of Employment**

    Your employment can be terminated for a fair reason and after a fair procedure has been followed.

    Dismissal with cause - the grounds for dismissal recognized by the South African Labour Relations Act, 1995 are misconduct and incapacity. AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any action taken on its part is fair. Summarily, your services will be terminated for any reasons justifiable by law.

    Notice Period - if either you or AngloGold Ashanti wish to terminate your contract of employment, twelve (12) months written notice of intention to do so must be given to the other party. Notice can be given on any working day.

    Resignation - You may terminate your employment by providing twelve (12) month's written notice of resignation.

19. **Change of Control**

    Subject to clause 18 above, in the event of a Change of Control, and your employment is terminated by the Company within twenty-four (24) months of that Change of Control (other than pursuant to clause 18), the Company will pay you:

    i)   All salary, benefits and bonuses in lieu of your notice pay (12 months);
    ii) An equal additional twelve (12) month payment of salary and benefits, inclusive of the value of any pension contributions that would have been made by the Company in the twelve (12) months following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum);
    iii) The vesting date of a portion of unvested DSP awards will be accelerated to the date of the event. The balance of the shares will vest on the original vesting dates, in accordance with the rules of the scheme in place at the time.

    Your entitlement to any benefit or payment under this clause is conditional on you accepting this payment as full and final settlement in the event of a Change of Control and that the following occur:



i)   AngloGold Ashanti becomes a subsidiary of another Company; or
ii) Substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or Company; or
iii) A number of shareholders holding less than 35% of the Company's issued share capital act in concert to gain a majority of the Board and force changes in the management of the Company;

and as a consequence of this:

* Your employment is terminated as a result of an involuntary termination, or
* Your role is significantly diminished and your employment conditions are reduced.

20.   Executive medical check up

As an Executive you are entitled to an annual comprehensive medical check-up, the costs of which are fully covered by the Company.

21.   Security support

The Company will provide comprehensive home, travel and office security. This includes a full-time driver for both yourself and your spouse in a Company vehicle.



AngloGold Ashanti International Services Limited

Registration Number 660250
Incorporated in the British Virgin Islands
Correspondence Address:
4th Floor, Communications House
South Street
Staines Upon Thames
United Kingdom
TW18 4PR
Tel: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Website: www.anglogoldashanti.com

13 July 2018

Mr K Dushnisky
c/o AngloGold Ashanti Limited
76 Rahima Moosa Street
Newtown
Johannesburg 2001
South Africa

Dear Kelvin

OFFSHORE SERVICE CONTRACT

AngloGold Ashanti International Services Limited ("the Company") is a subsidiary of AngloGold Ashanti Holdings plc ("AGAH"), which holds and manages the non-South African assets and investments of AngloGold Ashanti Limited. The Company contracted with AGAH to provide various specialist services to AGAH, its subsidiaries and affiliates ("the AngloGold Ashanti Group") and any joint ventures involving the AngloGold Ashanti Group.

You are requested to provide, on behalf of the Company and as the Company's employee, certain services to the AngloGold Ashanti Group outside South Africa, on the terms and conditions as set out in this letter.

1.   You will be required to make your services available to the Company or the AngloGold Ashanti Group, to assist the Company or the AngloGold Ashanti Group with matters relating to the investment holding and management business of the Company or the AngloGold Ashanti Group.

2.   You shall promptly carry out all reasonable requests by the Company in an expert and diligent manner.

3.   In fulfilling your duties and responsibilities under this contract, for and on behalf of the Company, you will be required to undertake business travel commensurate with your role.

4.   You will be paid a gross amount of USD 520,000 per annum for your services in terms of this letter, to be rendered outside South Africa, the Isle of Man and the United Kingdom. Such payment shall be made monthly in arrears and the Company shall make such deductions from the amount payable as may be required in law. Your gross amount will be reviewed annually.

5.   You will be eligible to participate in the Company incentive scheme, namely the Deferred Share Plan (comprising Annual Cash Bonus and Deferred Share Awards), subject to the rules of the scheme. As this scheme is discretionary, the Company may vary the terms and conditions from

Directors: K P E Davies



time to time. Payments and awards in terms of this scheme are normally done in February / March of each year.

6. All earnings will be subject to South African PAYE. PAYE will be deducted from your South African earnings. Any PAYE will be calculated on the average exchange rate as at 1 March 2018 (R11.82: $1). This will be reviewed on a six-monthly basis and adjusted, if necessary.

7. You must not during your employment under this letter, or afterwards, disclose to any person or entity, or otherwise make use of any trade secret or confidential information of the Company or the AngloGold Ashanti Group, except in the proper performance of your duties in terms of this letter.

8. You shall not during your employment in terms of this letter accept any appointment (whether as a partner, director, secondee, consultant, agent or employee) of any entity or person, engaged in a business competing with, or similar to that of the Company or the AngloGold Ashanti Group.

9. Change of Control

In the event of a Change of Control, and your employment is terminated by the Company within twenty-four (24) months of that Change of Control (other than pursuant to clause 11, the Company will pay you:

  i. All salary, benefits and bonuses in lieu of your notice pay (twelve months);
  ii. An equal additional twelve-month payment of salary and benefits, inclusive of the value of any pension contributions that would have been made by the Company in the twelve months following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum);
  iii. The vesting date of a portion of unvested DSP awards will be accelerated to the date of the event. The balance of the shares will vest on the original vesting dates, in accordance with the rules of the scheme in place at the time.

Your entitlement to any benefit or payment under this clause is conditional on you accepting this payment as full and final settlement in the event of a Change of Control and that the following occur:

  i. AngloGold Ashanti becomes a subsidiary of another Company; or
  ii. Substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or Company; or
  iii. A number of shareholders holding less than 35% of the Company's issued share capital act in concert to gain a majority of the Board and force changes in the management of the Company;

and as a consequence of this:

• your employment is terminated as a result of an involuntary termination, or
• your role is significantly diminished and your employment conditions are reduced.



10. The provisions of this contract shall remain in force for as long as you are employed by AngloGold Ashanti Limited and shall, unless otherwise agreed in writing, terminate on the date of termination of your employment with AngloGold Ashanti Limited.

11. This contract shall remain in force until terminated on twelve months written notice by either yourself or the Company or until termination occurs in accordance with the provisions of paragraph 9, and payment due in terms of paragraph four of this contract shall be adjusted on a pro-rata basis, based on the actual number of months this letter was in force in the year that it is terminated.

12. This contract, and the terms of your employment under this contract, shall be governed by the laws of the Isle of Man.

13. This letter neither offers any contractual relationship with any other company in the AngloGold Ashanti Group (and no such relationship is created by your acceptance) nor affects any existing contractual relationship or employment with any other company in the AngloGold Ashanti Group.

If you are in agreement with the terms of this letter, please sign to indicate your acceptance on the attached copy and return the same to us at your earliest convenience.

Yours sincerely
Kevin Davies
Director

Agreed and Accepted

_____

Kelvin Dushnisky

Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 12, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance